Exhibit 99.1

SciSparc Signs Agreement for the Supply of CBD-rich Cannabis Oil for its Clinical Trial on Children with Autism Spectrum Disorder

The cannabis oil will be used as a part of the Company’s proprietary SCI-210 treatment combination of CBD and CannAmide™

 TEL AVIV, Israel, Feb. 27, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of  the central nervous system, today announced it has signed an agreement with Israel’s leading and pioneer manufacturer and distributer of cannabis-based products, Tikun Olam Cannbit Pharmaceuticals Ltd., Israel (TASE: TKUN), to supply CBD-rich oil from Cannbit strains by, to be used as part of its proprietary SCI-210 treatment, which is a combination of CBD and CannAmide™. SCI-210 treatment will be used in the Company’s clinical trial (“Trial”) on children with autism spectrum disorder (“ASD”).

The Trial will be conducted at the Soroka University Medical Center, led by Prof. Gal Meiri, head of the Soroka Preschool Psychiatry Unit. The Company has already secured approvals from the Israeli Ministry of Health as well as the Ethics Committee of the Soroka University Medical Center to conduct the Company’s clinical trial.

The Trial will evaluate the safety, tolerability and efficacy of SciSparc’s drug candidate SCI-210, a proprietary combination of cannabidiol (“CBD”) and CannAmide™, in comparison to CBD monotherapy in children with ASD. The study design is a 20-week, randomized double-blind placebo-controlled with cross-over clinical trial on 60 children. The trial has three primary efficacy end points: the Aberrant Behavior Checklist-Community parent questionnaire; the Clinical Global Impressions-Improvement performed by a clinician; and the effective therapeutic dose.

“We are nearing the end of our preparations to begin our clinical trial on children with autism spectrum disorder. Our partners are chosen for their experience, quality, and deep knowledge in the relevant fields,” said Oz Adler, Chief Executive Officer of SciSparc. “Since clinical trials on children are extremely strict, and it is one of the populations most in need of these treatments, we are proud of the approvals we have received so far.”

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in autism spectrum disorder refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also has a wholly-owned subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that SCI-210 treatment will be used in the Trial, that the Trial will be conducted at the Soroka University Medical Center, led by Prof. Gal Meiri, the aim and primal efficacy points of the Trial. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055